SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter to the Argentine National Securities Commission dated December 13, 2013 regarding withdrawal and distribution of the Reserve for Future Cash Dividends created by the General Shareholders’ Meeting held on April 23, 2013 adjourned to May 21, 2013.

Buenos Aires, December 13, 2013

Mr. Chairman of the

Comisión Nacional de Valores

Lic. Alejandro Vanoli

Dear Sirs,

RE.:	Withdrawal and distribution of the Reserve for Future Cash Dividends created by the General Shareholders’ Meeting held on April 23, 2013 adjourned to May 21, 2013.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (“Telecom Argentina” or the “Company”) to inform you that today the Company’s Board of Directors decided to fully withdraw the Reserve for Future Cash Dividends created by the General Shareholders’ Meeting held on April 23, 2013 adjourned to May 21, 2013 and to distribute the amount withdrawn as cash dividends.

The Reserve for Future Cash Dividends consisted of a total amount of P$ 1,000,000,000, that the Board of Directors has decided to withdraw and distribute as cash dividends.

The Board of Directors also decided that the cash dividend payment should be made available to Shareholders as from December 27, 2013 or on the subsequent date following the rules governing the jurisdictions where the Company is listed. The amount to be distributed is equivalent to P$1.03182179 per outstanding share of P$1 nominal value, representing 103.182179% of the outstanding capital.

The Company shall publish on the CNV’s Autopista de la Información Financiera (‘AIF’) the payment announcement in the terms established by article 40, Chapter III, Title II of the CNV’s Rules (New Rules 2013).

The Company’s Board of Directors decided to withdraw and distribute the Reserve for Future Cash Dividends in accordance to the powers delegated to it by the General Shareholders’ Meeting to withdraw and distribute such Reserve in one or more occasions.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro Insussarry
Reponsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 13, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman